Gotham Partners, L.P.
                              110 East 42nd Street
                            New York, New York 10017





                                 April 28, 2003

BY FACSIMILE
------------

Special Committee to Board of Trustees
First Union Real Estate Equity and Mortgage Investments
c/o Mr. Daniel Altobello, Chairman of the Special Committee
125 Park Avenue
New York, New York

                  Re:   First Union Letter
                        ------------------

Dear Dan:

            We write in response to your April 1, 2003 letter and to address certain inaccuracies that appear in First Union's recent Form 10-K.

            Your letter states that it is your understanding that the Merger Agreement "specifically provides" that each party shall bear its own expenses if the First Union/Gotham Golf transaction is terminated due to the failure to obtain the consent of Wachovia, the mortgagee of the Park Plaza Mall. There is no such provision in the Merger Agreement. While Wachovia's consent is a condition to closing the transaction, the failure to obtain such consent provides neither party with a right to terminate the Merger Agreement.

            Similarly, there is no basis for First Union's position (and continued public announcements) that it will not consider an alternative transaction unless it qualifies as a "Superior Proposal" under the Merger Agreement. In the company's most recent Form 10-K, filed on March 31, 2003, the company states that:

     "The Trust is contractually obligated under the merger agreement to pursue the proposed transaction with Gotham Partners unless a superior proposal is made; that is, an offer consisting of cash or publicly traded securities for more than 90% of the Trust's common shares or all or substantially all of the Trust's assets that would be more favorable to the holders of the common shares than the proposed transactions under the merger agreement with Gotham Partners" (emphasis added).

            This statement is false. As we explained to you in our March 12, 2003 letter, and reiterated to you in our March 25, 2003 letter, we specifically waived certain of our rights in order to permit First Union to fully explore the Arbor proposal. For that matter, we are willing to consider similar waivers for any other potential alternative transactions that First Union receives. We are therefore dismayed by the board's continued use of the term "Superior Proposal" as a

Mr. Daniel Altobello
April 25, 2003
Page 2


barrier to considering the Arbor proposal, especially in light of First
Union's board's continuing duty to operate the company in the best interests of its shareholders.

            Perhaps the most troubling aspect of your letter, however, is the suggestion that First Union has little or no control over the possibility that the net worth requirement of the Park Plaza Mall mortgage will not be met. For First Union to refuse to take affirmative steps to mitigate that risk and simply feign helplessness is disingenuous, at best. First Union's board cannot allow the company's value to continue to waste away in spite of our very direct request that the board of trustees takes steps to ameliorate this situation.

            First Union's past failure to take these steps is particularly alarming in light of the fact that they are unarguably in the best interest of the company and all of its shareholders. In that connection, pursuant to Section 7.01(b) of the Merger Agreement, we hereby direct First Union to conduct an immediate repurchase of a substantial number of shares and a tender for company senior debt. Every share repurchased below the deal price will increase the company's post-transaction NAV and equity by a commensurate amount. The benefit of share repurchases is that much more obvious at the current stock price, which reflects a substantial discount to net cash per share. The repurchase and tender offer will improve the company's intrinsic value per share in any circumstance and could increase the chances that the First Union/Gotham Golf transaction will be consummated, or that an alternative transaction can be achieved on favorable terms.

            In furtherance of First Union's obligations under Section 7.01(b) of the Merger Agreement, please have your financial advisors contact us promptly in order to discuss the specific terms of the share repurchase and self-tender.

                                          Sincerely,

                                          /s/ William A. Ackman

                                          William A. Ackman
                                          Authorized Signatory,
                                          Gotham Partners, L.P.

cc:   Thomas H. McCormick
      Thomas J. Plotz
      David S. Klafter
      Adam O. Emmerich
      F. Ronald O'Keefe